Interplay Entertainment Corp.
                             16815 Von Karman Avenue
                            Irvine, California 92606
                                 (949) 553-6655

August 6, 2003

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE:      INTERPLAY ENTERTAINMENT CORP.
                  FORM S-3 FILED NOVEMBER 20, 2000
                  REGISTRATION NO. 333-50252

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Interplay Entertainment Corp. (the "Company"), hereby applies for an order granting withdrawal of its registration statement on Form S-3, together with all amendments and exhibits thereto (File No. 333-50252) (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on November 20, 2000. At this time, due to the conditions in the capital markets, the Company has determined not to proceed with the offering contemplated by the Registration Statement. No securities have been offered or sold under the Registration Statement.

         Accordingly, the Company hereby requests that the Commission issue an order granting the withdrawal of the Registration Statement. Please forward copies of the order withdrawing the Registration Statement to the undersigned at the address above and to John McIlvery, Esq., Stubbs Alderton & Markiles, LLP, 15821 Ventura Boulevard, Suite 525, Encino, CA 91436.

         If you have any questions, please contact John McIlvery at Stubbs Alderton & Markiles, LLP at (818) 444-4502.

                                             Sincerely,

                                              /s/ Herve Caen
                                             ------------------------
                                             Herve Caen,
                                             Chief Executive Officer